UNITED STATES OF AMERICA
     Before the
SECURITIES AND EXCHANGE COMMISSION
____________________________________________

In the Matter of
                                                              THIRTEENTH
NATIONAL FUEL GAS COMPANY                                     CERTIFICATE
HORIZON ENERGY DEVELOPMENT, INC.                              PURSUANT TO
                                                              RULE 24

File No. 70-8649
(Public Utility Holding Company Act of 1935)
____________________________________________

         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National") and its subsidiary, Horizon Energy Development, Inc. ("Horizon") in its Application-Declaration on Form U-1, as amended (File No. 70-8649), have been carried out in accordance with the terms and conditions of said Application-Declaration and the Order (HCAR No. 35-26364, dated August 29, 1995) of the Securities and Exchange Commission (the "Commission") with respect thereto, and that the following information for the quarter ended September 30, 1998 is herein provided:

     1a)  Horizon's balance sheet at September 30, 1998 is attached as
          Exhibit 1.

     1b) National's balance sheet at September 30, 1998 is included in National's Form 10-K for fiscal 1998, which will be filed with the Commission in December 1998 and is incorporated herein by reference.

     2a) Horizon's income statement for the quarter ended September 30, 1998 is attached as Exhibit 2.

     2b) National's income statement for the fiscal year ended September, 1998 is included in National's Form 10-K for fiscal 1998, which will be filed with the Commission in December 1998 and is incorporated herein by reference.

     3) Recourse and non-recourse debt securities issued to third parties by Intermediate Companies during the quarter ended September 30, 1998.

          None.

     4) A general description of the activities of the Applicants for the quarter ended September 30, 1998, and of the projects in which they or their subsidiary companies have an ownership interest:

          The Project Activities (as such term is defined in the aforesaid Application-Declaration) that National and Horizon, and subsidiaries of Horizon, were engaged in pursuant to File No. 70-8649, as of September 30, 1998, are as follows:

          Horizon, through its wholly owned indirect subsidiary, HEDBV, continues to own 100% of the capital stock of each of Horizon Energy Development s.r.o. ("HED") and Power Development s.r.o. ("PD"). PD in turn continues to own 100% of the capital stock of Teplarna Kromeriz a.s. ("TK"). These entities continue to engage in power development and related activities in the Czech Republic and eastern Europe.

          The only material asset of HED, PD and TK is the district heating system of TK, which sells steam heat to its residential and commercial customers in the city of Kromeriz, Czech Republic. TK continues to investigate ways to convert the existing steam plant into a cogeneration facility, or otherwise to generate electricity at the site.

          As of September 30, 1998, HEDBV owned approximately 83% of the capital stock of Severoceske Teplarny, a.s. ("SCT"). SCT, directly and through its subsidiaries, distributes heat in the northern part of the Czech Republic. SCT, through one of its subsidiaries, also generates and sells power at wholesale in that region.

          During the quarter ended September 30, 1998 HEDBV increased its ownership by approximately .25% to approximately 86.17% of the capital stock of Prvni Severozapadni Teplarenska, a.s. ("PSZT"). PSZT distributes heat and also generates and sells power at wholesale in the northern part of the Czech Republic. PSZT is currently involved in a capital construction project involving the reconstruction of its steam generating boilers. A portion of the funds required for this project will be provided by Horizon. None of the funds associated with these transactions was borrowed through the National Fuel Gas System "Money Pool."

          HEDBV, as a shareholder of SCT, has received, and expects to continue to receive, dividends from its investment in the SCT shares. HEDBV, as a shareholder of PSZT, expects to receive dividends from its investment in PSZT shares. Furthermore, in the future, PSZT and SCT will pursue efforts by which PSZT and SCT might directly or indirectly develop additional electrical generation capacity.

          During the quarter ended September 30, 1998, HEDBV joined with a third party to form a limited liability company (WHV Eromu Korlatolt Felelossegu Tarsasag ("Hungarian LLC")) under the laws of Hungary for the purpose of submitting a bid in a power tender conducted by the Hungarian Power grid. As of September 30, 1998, the Hungarian LLC had no material assets or liabilities.

          The aggregate investment of National and its subsidiaries in electric wholesale generators and foreign utility companies does not exceed the limits set forth in the Commission's Rule 53.

     5)   Information on intercompany service transactions (including those
          provided   at  cost  and  at  market   rates)   involving   affiliated
          Intermediate Companies during the quarter ended September 30, 1998:

          Neither Horizon nor National engaged in any intercompany service transactions with affiliated Intermediate Companies.



November 25, 1998                   NATIONAL FUEL GAS COMPANY



                                    By: /s/ Philip C. Ackerman
                                       _________________________________
                                       Philip C. Ackerman
                                       Senior Vice President



                                    HORIZON ENERGY DEVELOPMENT,
                                    INC.



                                    By: /s/ Ronald J. Tanski
                                       _________________________________
                                       Ronald J. Tanski
                                       Secretary and Treasurer